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EXHIBIT 21.3

Contacts:
    Conceptus, Inc.
    Kathryn Tunstall, President & CEO
    Sanford Fitch,
    VP, Finance and Operations & CFO
    (415) 802-7240


FOR IMMEDIATE RELEASE

                       CONCEPTUS RECEIVES 510(K) CLEARANCE FOR
                              ERA-TM- RESECTOSCOPE SHEATH

SAN CARLOS, CA SEPTEMBER 8, 1997--Conceptus, Inc. (NASDAQ: CPTS) announced today that it has received United States Food and Drug Administration (FDA) clearance to market its ERA Resectoscope Sheath for gynecological procedures, such as endometrial resection and ablation, myomectomy (fibroid removal) and polypectomy. The ERA Resectoscope Sheath is a single-use device used in combination with existing electrosurgical capital equipment to enhance the safety of therapeutic hysteroscopy procedures.

"We believe that the ERA Resectoscope Sheath is a big advance in women's health," stated Kathryn Tunstall, President and Chief Executive Officer of Conceptus, Inc. "By enhancing the safety of therapeutic hysteroscopy procedures, and making the procedures less costly and less burdensome for the OR staff, we believe that ERA will encourage the adoption of therapeutic hysteroscopy as a viable, minimally invasive alternative to the over 700,000 hysterectomy procedures performed in the US annually."

Unlike surgical hysterectomy, therapeutic hysteroscopy involves the transcervical, selective removal of abnormal or unwanted uterine tissue under endoscopic guidance, and enables the avoidance of an open surgical procedure while preserving the uterus. Therapeutic hysteroscopy procedures may be performed to treat a broad range of uterine abnormalities, such as dysfunctional uterine bleeding, fibroids and polyps, several of the most common indications for hysterectomy.


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Although growing in acceptance, the risk of significant intraoperative complications has constrained the rate of adoption of therapeutic hysteroscopy. One of the most serious complications may occur as a result of the absorption of high levels of hypotonic, or low salt, fluids required to be used in the procedure. This complication, dilutional hyponatremia, can lead to serious heart, lung and brain disorders, including coma and death. The ERA Resectoscope Sheath enables the use of isotonic, or physiologic, fluids in therapeutic hysteroscopy, eliminating the risk of hyponatremia.

Conceptus plans to market the ERA Resectoscope Sheath in the United States through a combination of a direct sales force and select, specialty distributors. Both the ERA Resectoscope Sheath and the FUTURA-TM-
Resectoscope Sheath for urology applications such as transuretheral resection of the prostate (TURP) were acquired by Conceptus in November, 1996. The Company announced earlier in the year that it had received FDA 510(k) clearance of the FUTURA device for urology applications.

Conceptus Inc. designs, develops and markets innovative interventional medical devices for use in reproductive medicine. The Company's initial focus is on the development of systems to improve the diagnosis and treatment of fallopian tube diseases and disorders, a primary cause of infertility.
The Company is introducing a novel technology designed to improve the safety and ease-of-use of therapeutic hysteroscopy, a growing, less invasive alternative to hysterectomy. Conceptus is also developing a non-surgical approach to fallopian tube sterilization, the most commonly performed contraceptive procedure worldwide.

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Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. The receipt of regulatory approvals, clinical efficacy of and market demand for products, among other matters discussed in this release, may differ significantly from the discussion of such matters in the forward-looking statements. Such differences may be based upon factors within Conceptus's control, such as strategic planning decisions by management and re-allocation of internal resources, or on factors outside of Conceptus's control, such as delays by regulatory authorities, scientific advances by Conceptus or third parties and introductions of competitive products, as well as those factors set forth in the Company's Annual Report on Form 10K for the year ended December 31, 1996, and other filings with the Securities and Exchange Commission.